                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549



                                   FORM 11-K

                                 ANNUAL REPORT
                       PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934



             FOR THE FISCAL YEARS ENDED DECEMBER 31, 2000 and 1999


                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY
                           (FULL TITLE OF THE PLAN)


                         SENTINEL TRANSPORTATION, LLC
                      3521 SILVERSIDE ROAD, CONCORD PLAZA
                   QUILLEN BUILDING, SECOND FLOOR, SUITE 2A
                             WILMINGTON, DE  19810
          (NAME AND ADDRESS OF PRINCIPAL EXECUTIVE OFFICE OF ISSUER)

                                     INDEX

                                                                                                     Page(s)
Report of Independent Accountants                                                                       4

Financial Statements:

  Statements of Net Assets Available for Benefits, as of December 31, 2000 and 1999
                                                                                                        5

  Statements of Changes in Net Assets Available for Benefits, for the Years Ended
  December 31, 2000 and 1999                                                                            6


  Notes to the Financial Statements                                                                    7-17

Supplemental Schedules*:

  Schedule H:
     Schedule of Assets Held for Investment Purposes at December 31, 2000
                                                                                                      18-19

                                   EXHIBITS
                                   --------

  Exhibit
  Number                                    Description
  ------                                    -----------

    24                   Consent of Independent Accountants                 20




*Other Supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                       Thrift Plan for the Employees of
                        Sentinel Transportation Company



Pursuant to the requirements of the Securities and Exchange Act of 1934, Sentinel Transportation, LLC, has duly caused this Annual Report to be signed by the undersigned hereunto duly authorized.


                                             Thrift Plan for the Employees of
                                             Sentinel Transportation Company

                                             May 11, 2001:



                                   By: _______________________________________

                                                  William Fallon
                                                 Treasurer and CFO

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants of the Thrift Plan for Employees of Sentinel Transportation Company and the Employee Benefits Plans Board of Sentinel Transportation, LLC

     We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of Sentinel Transportation Company as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

     Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplementary information is the responsibility of the Plan's management. The supplementary information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

St. Clair CPAs, P.C.
Merchantville, New Jersey
May 11, 2001

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                          DECEMBER 31, 2000 AND 1999

                            (Dollars in Thousands)


                                                                  Total All Funds
                                                             -------------------------

                                                                 2000          1999
                                                             ------------ ------------
Investments, at fair value
 (Notes 1, 2 and 3)
     Equity                                                   $    6,553   $    7,097

     Mutual Funds                                                  2,713        2,576

     Common/Collective Trusts                                        362          367

     Short-Term Investments and Cash                                 381            5

     Loans to participants principal balance                       1,281        1,089
                                                             ------------ ------------

                                                                  11,290       11,134

Investments, at contract value
      Stable Value Fund                                            7,192        7,689
                                                             ------------ ------------

     Total Investments                                            18,482       18,823

Receivables due from Sentinel Transportation, LLC                    186          129
                                                             ------------ ------------

Net Assets Available for Benefits                             $   18,668   $   18,952
                                                             ============ ============


  The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

          STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                FOR THE YEARS ENDED DECEMBER 31, 2000 and 1999

                            (Dollars in Thousands)


                                                                               Total All Funds

                                                                               2000       1999
                                                                        -----------   ------------
Investment income
     Interest                                                           $       93     $       55
     Dividends                                                                 360            261
     Net appreciation (depreciation) in fair value
      of investments                                                        (2,044)         4,193
                                                                        -----------    -----------

      Total investment income (loss)                                        (1,591)         4,509

Contributions
     Sentinel Transportation, LLC contributions
       (net of forfeitures applied of $26 and $57
       in 2000 and 1999)                                                       787            705
     Participants                                                            1,073          1,013
     Rollovers                                                                 227            126
                                                                        -----------    -----------
                                                                               496          6,353
                                                                        -----------    -----------

Withdrawals                                                                   (780)        (1,276)

Affiliated company transfers in (out)                                          -            8,828
                                                                        -----------    -----------
                                                                              (780)         7,552
                                                                        -----------    -----------

Net increase (decrease)                                                       (284)        13,905

Net assets available for benefits:
 Beginning of year                                                          18,952          5,047
                                                                        -----------    -----------

 End of year                                                            $   18,668     $   18,952
                                                                        ===========    ===========


  The accompanying notes are an integral part of these financial statements.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                         NOTES TO FINANCIAL STATEMENTS

                            (Dollars in Thousands)


NOTE 1 - DESCRIPTION OF THE THRIFT PLAN:

     The following description of the Thrift Plan for Employees of Sentinel Transportation Company (the "Plan") provides only general information. Members should refer to the Plan document for the Plan's provisions.

THE PLAN

     Sentinel Transportation Company (the "Company") became a wholly owned subsidiary of E. I. du Pont de Nemours and Company ("DuPont") in December 1995. Prior to its incorporation, the Company was part of Conoco Inc.'s downstream operation (transportation). As part of Conoco, Inc., eligible employees of such operation participated in the Thrift Plan for the Employees of Conoco, Inc.

     With the incorporation of the Company, Conoco employees, dedicated to such operations, were transferred to and became Sentinel employees. Sentinel's Board of Directors adopted, effective January 1, 1996, the Thrift Plan for Employees of Sentinel Transportation Company to provide the continued participation of such former Conoco employees and the participation of new employees in a tax qualified plan.

     In 1999, funds held in the Thrift Plan for Employees of Conoco, Inc. by former Conoco employees, now employees of the Company were transferred at their option into the Plan. The total of the transfers amounted to $8,828 and have been reflected as affiliated company transfers in.

     Effective January 1, 2000, the Company merged into a joint venture operating as a limited liability company (LLC) under the name Sentinel Transportation, LLC whose members are DuPont (80%) and Conoco Inc. (20%).

     The Plan is a defined contribution plan which was established in 1996 by the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and the Internal Revenue Code (the "Code").

     The purpose of the Plan is to encourage employees to save systematically a portion of their current compensation and to assist them to accumulate additional financial means for the time of their retirement. The Plan is a tax-qualified, contributory profit sharing plan. Employees of the Company, including employees of affiliated companies that have adopted the Plan, who have previously met the eligibility requirements of the Plan, or regular, full-time employees, who have completed at least one month of service following their date of hire, are eligible to participate in the Plan.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


     An eligible employee may authorize the Company to make a payroll deduction under the Plan ranging from 1% to 19% of monthly compensation. The amount deducted can be deposited into a before-tax or after-tax account or some combination thereof; however, no more than 15% may be deposited into a before-tax account. Participants' monthly deductions up to 6% are called basic deposits. The Company will contribute an amount equal to 100% of the participant's monthly basic deposits.

     Subject to certain limitations, certain participants are eligible to make supplemental deposits, either as lump sum deposits or deposits in the form of monthly deductions in excess of 6% of monthly compensation. Due to the application of Internal Revenue Code discrimination testing requirements, only "non-highly compensated" participants are currently eligible to make cash lump sum supplemental deposits.

     A participant with less than five years of participation credit or service who withdraws any basic deposits will forfeit a portion of related Company contributions in accordance with the specific Plan provisions. Company contributions will be suspended for six months if a vested participant makes an in-service withdrawal of any earnings in the before-tax or after-tax accounts, or basic deposits or Company contributions contributed during the last 24 months. Employee deposits and matching Company contributions will be suspended for up to 12 months if a participant withdraws any before-tax contribution prior to age 59-1/2. In certain circumstances such a withdrawal may also preclude a participant from making any before-tax contributions in the year following the withdrawal.

     Any vested participant, who separates from service, including one who retires, may elect to make a full account withdrawal at any time. Required minimum distributions commence in April following the year in which a former participant reaches age 70-1/2. A Participant who is an active employee may elect to defer minimum distributions until he separates from service or may elect to commence minimum distribution payments in April following the year in which he reaches age 70-1/2.

     Participants may borrow up to one-half of their nonforfeitable account balance subject to certain minimum and maximum loan limitations. The loans are executed by promissory notes and have a minimum term of 12 months and a maximum term of 60 months, except for qualified residential loans, which have a maximum term of 120 months. The loans bear an interest rate equal to the average rate charged by selected major banks to prime customers for secured loans. The loans are repaid over the term in monthly installments of principal and interest by payroll deduction. A participant also has the right to repay the loan in full at any time without penalty.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


ADMINISTRATION

     The designated trustee of all funds is Merrill Lynch Trust Company of America (Merrill Lynch). The administration of the Plan is vested in the Employee Benefit Plans Board. The Board of Directors of the Company or its delegate may designate three or more persons to serve on the Employee Benefit Plans Board, which has the authority to prescribe regulations for the administration of the Plan, review all claims for benefits under the Plan and enter into agreements with one or more entities, including, but not limited to insurance companies, banks and other investment organizations, to provide a stable rate of return to the Stable Value Fund.

     Brokerage fees, transfer taxes, investment fees and other expenses incident to the purchase and sale of securities and investments in the Stable Value Fund, DuPont Common Stock Fund, Conoco Class B Common Stock Fund, Merrill Lynch Mutual and Index Funds, Asset Allocation Portfolios, and Mutual Funds shall be included in the cost of such securities or investments, or deducted from the sales proceeds, as the case may be. All administrative expenses not specified in the preceding sentence shall be paid out of rebates or record keeping costs and other discounts in connection with investment vehicles available in the Plan. If such rebates or other discounts are paid to the Plan, any excess remaining after the reasonable administration expenses of the Plan have been paid shall be allocated to the accounts of all participants in the Plan who have an employee account balance greater than zero on an allocation date designated by the Plan Administrator. The balance of any administrative expenses not paid as described above, shall be paid ratably by the Company and its affiliated companies participating in the Plan.

     While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. In the event the Plan is terminated, all participants become vested and the distribution of all account balances will be made based upon the valuation of the participant's account on the termination date.


INVESTMENT FUNDS

     The following investment funds have been established for the investment of employee deposits and Company contributions. The investment funds are described below:

Stable Value Fund
-----------------

     Investments under agreement with one or more financial institutions, including insurance companies, banks and other investment entities which provide a predetermined or stable rate of return and are held at contract value.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


DuPont Common Stock Fund
------------------------

Common stock of E.I. du Pont de Nemours and Company, Sentinel Transportation Company's ultimate parent company.

Conoco Class B Common Stock Fund
--------------------------------

Class B Common Stock of Conoco, Inc.


Loan Fund
---------

Participant loans - amounts transferred from other funds that are loaned to participants.

Merrill Lynch Funds
-------------------

A total of seven Merrill Lynch investment options are offered, each with its own investment objective:

Mutual Funds:

Merrill Lynch Global Holdings - seeks highest total investment return consistent with prudent risk through global diversification.
Merrill Lynch Capital Fund - seeks highest total investment return consistent with prudent risk.
Merrill Lynch Basic Value Fund - seeks capital appreciation and income.
Merrill Lynch Growth A - seeks growth of capital and income.

Index Funds:

Merrill Lynch Small Company Stock Index - seeks to track the holdings and total return of the Russell 2000 Index.
Merrill Lynch International Stock Index - seeks to track the holdings and total return of the Morgan Stanley Capital International EAFE (Europe, Australia, and Far East) Index.
Merrill Lynch Equity Index Tier 6 - seeks to track the holdings and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P 500 Index).

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)

Other Mutual Funds
-------------------

     In addition to the seven Merrill Lynch mutual funds listed previously, seventeen other mutual funds are offered as investment options. Each of the mutual funds has its own investment objective and varying degrees of risk. The list of mutual funds available is:

AIM Constellation A - seeks aggressive capital growth.
AIM Value A - seeks long-term capital growth.
Fidelity Fund - seeks long-term capital growth.
Fidelity Equity-Income - seeks reasonable income and potential for capital appreciation.
Fidelity Growth & Income - seeks high total return.
Fidelity Low-Priced Stock - seeks capital appreciation.
Fidelity Magellan Fund - seeks capital appreciation.
Franklin Balance Sheet Investment - seeks high total return.
Franklin Custody Growth I - seeks capital appreciation.
Franklin Small Cap Growth I - seeks long-term capital growth.
Hotchkis & Wiley International - seeks current income, long-term growth of income and growth of capital.
Janus Enterprise - seeks long-term growth of capital.
Janus Mercury - seeks long-term growth of capital.
MFS Research A - seeks long-term growth of capital and future income.
MFS Total Return A - seeks above-average income consistent with prudent employment of capital, and growth of capital and income.
Templeton Foreign I - seeks long-term growth of capital.
Templeton Growth I - seeks long-term growth of capital.

Asset Allocation Portfolios
----------------------------

Four Asset Allocation Portfolios are offered as investment options for balancing risk and return:

3-Way Asset Allocation Portfolio - seeks long-term return while controlling risk.
Conservative Asset Allocation Portfolio - seeks lower risk with lower potential return.
Moderate Asset Allocation Portfolio - seeks moderate risk and return. Aggressive Asset Allocation Portfolio - seeks higher return with higher potential risk.

     The Conservative, Moderate and Aggressive Asset Allocation Portfolios are composed of other investment options which are available in the Plan. These three asset allocation portfolios have as their components the Stable Value Fund, Merrill Lynch Small Company Stock Index Trust, and the Merrill Lynch Equity Index Tier 6 Trust. The Moderate and Aggressive portfolios also include the Merrill Lynch International Stock Index. The percentage of investment in the Stable Value Fund or the other Merrill Lynch options varies depending on risk.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


     Participants may allocate their employee deposits and matching Company contributions and may reallocate the amounts in their accounts among all funds, except the loan fund, at their discretion.

     Affiliated company transfers in (out) represent the net movement of participant account balances among the Plan and other defined contribution benefit plans of the affiliated companies.


RECEIVABLES

     Receivables are comprised of employee deposits of $90 and $84, Company contributions of $58 and $8, and loan repayments of $38 and $37 which are amounts due as of December 31, 2000 and December 31, 1999 respectively.


NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES


INVESTMENT VALUATION AND INCOME RECOGNITION

     The accompanying financial statements are prepared on the accrual basis of accounting. The Plan's investments are stated at fair value, except for the Stable Value Fund, which is stated at contract value.

     The Stable Value Fund guaranteed investment contracts, separate account guaranteed investment contracts and synthetic guaranteed investment contracts are fully benefit responsive and thus, are stated at cost plus accrued interest, using the contracted interest rates applied to the daily account balances. Mutual Funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. Common/Collective Trust Funds are stated at the fair value of all underlying assets as reported by the applicable custodian. Loans to participants, short-term investments, and cash are valued at cost that approximates fair value. DuPont common stock and Conoco Class B common stock are valued at their quoted market prices at year-end.

     The purchase of shares of DuPont common stock may be made in the open market or from DuPont if it shall have made treasury or authorized but unissued shares available for such purchases, in which event the purchase price shall be the closing price of such stock as reported by the New York Stock Exchange - Composite Transactions on the last day preceding the date of such purchase from DuPont.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


     Dividend income is recorded on the ex-dividend date and interest income is recorded when earned. Realized gains and losses on the sale of the DuPont Common Stock Fund and Conoco Class B Common Stock Fund investment securities are based on average cost of the securities sold for each fund respectively. Purchases and sales are recorded on a trade date basis.

USE OF ESTIMATES

     The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect the reported amounts in the financial statements. Actual results could differ from those estimates.


NOTE 3 - STABLE VALUE FUND

     The Stable Value Fund option, provided by the Plan, was also available to participants in the Thrift Plan for Employees of Conoco, Inc. and the Retail Plan, both sponsored by Conoco, Inc. and the Investment Plan for Salaried Employees of Consol Inc. (the Consol Plan), sponsored by Consol Inc., a corporate joint venture owned equally by DuPont and subsidiaries of RWE AG of Germany. Prior to April 1, 1999, the investments in these funds by participants in the Plan, the Thrift Plan, Retail Plan, and Consol Plan were commingled for investment purposes; however, the four Plans' assets were accounted for separately by the Trustee. Effective April 1, 1999, the Company and certain affiliates ("employers") entered into a Master Trust Agreement with Merrill Lynch Trust Company of America ("Trustee") to establish a master trust for the investment of the Stable Value Fund investment option. To participate in the Master Trust, affiliates who sponsor qualified savings plans and who have adopted the Master Trust Agreement are required to make monthly payments to the Trustee of designated portions of employees' savings and other payments, and other contributions by the affiliate. The Plan's undivided interest in the Master Trust was .139% for both December 31, 2000 and 1999. Investment income relating to the Master Trust is allocated proportionately to the plans within the Master Trust based on the plan's interest to the total fair value of the Master Trust.

     The Master Trust consists of guaranteed investment contracts (GICs), separate account GICs (SAGICs), synthetic guaranteed investment contracts
(SYNs), and money market funds.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)



     The crediting interest rates ranged from 5.83% to 8.50% and 5.22% to 9.60% for the years ended December 31, 2000 and 1999, respectively. The Fund's blended interest rate of return for the year was 6.70% in 2000 and 6.86% in 1999.

     The crediting rates for most SAGIC and SYN contracts are reset annually and are based on market value of the underlying portfolio of assets backing these contracts. Inputs used to determine the crediting rate include each contract's portfolio market value, current yield-to-maturity, duration (i.e., the present value of the weighted average life), and market value relative to contract value. All contracts have a guaranteed rate of 0% or higher.

     The contract values, which approximate the fair values, of investment contracts as of December 31, are as follows:


                                              12/31/00          12/31/99
                                              --------          --------

  Guaranteed Investment Contracts            $   67,220        $  242,875
  Synthetic Guaranteed Investment             4,062,535         3,994,656
  Contracts
  Separate Account Guaranteed                 1,070,635         1,331,752
  Contracts
                                              ---------        ----------
                                              5,200,390         5,569,283
  Money Fund                                     31,438            45,409
                                             ----------        ----------
                                             $5,231,828        $5,614,692
                                             ==========        ==========


     At December 31, 2000, the total assets of the Master Trust of $5,231,828 include participant investments in the Stable Value Fund of $5,144,944 and participant investments of $86,884 held by the Conservative, Moderate, and Aggressive Allocation Portfolios. At December 31, 1999, the total assets of the Master Trust of $5,614,692 include participant investments in the Stable Value Fund of $5,573,931 and participant investments of $40,761 held by the Conservative, Moderate, and Aggressive Allocation Portfolios

     Included in the contract value of synthetic guaranteed investment contracts is $67,479 and ($60,030) at December 31, 2000 and 1999, respectively, related to wrapper contracts which guarantee the contract value of the synthetic guaranteed investment contracts for participant initiated withdrawal events.

     Total interest income for the Master Trust for the years ended December 31, 2000 and 1999 was $342,377 and $366,045, respectively.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)


NOTE 4 - INVESTMENTS


     The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

     Net appreciation (depreciation) for the years ended December 31, are as follows:

       Investments                                12/31/00            12/31/99
       -----------                                --------            --------

       Equity                                     ($   369)           $   2,944
       Mutual Funds                                 (1,652)                 607
       Common/Collective Trusts                        (23)                 642
                                                  --------            ---------

       Total Net Appreciation (depreciation)      ($ 2,044)           $   4,193
                                                  ========            =========


     The following individual investments represent more than 5% of the net assets available for benefits as of December 31, 2000 and 1999:

                                               Current            Current
                                                Value              Value
                                               12/31/00           12/31/99
                                               --------           --------

DuPont Common Stock                            $   6,305           $   6,787
Fidelity Megellan Fund                                 -                 993
Loan Fund                                          1,281               1,089


NOTE 5 - CONOCO, INC. CLASS B COMMON STOCK FUND

     On September 28, 1998, DuPont announced that the Board of Directors had approved a plan to divest DuPont's 100 percent-owned petroleum business, Conoco, Inc. On August 6, 1999, DuPont completed the planned divestiture through a tax-free split-off. DuPont exchanged its shares of Conoco, Inc. Class B common stock for shares of DuPont common stock. Plan participants had the option to exchange shares of DuPont common stock, which were held in their participant accounts in the DuPont Common Stock Fund. For each share of DuPont common stock exchanged, the participants received an appropriate number of shares of Conoco Class B common stock. Accordingly, the Conoco Class B Fund was created as an investment fund of the Plan. No additional shares of Conoco Class B common stock may be purchased by Plan participants through payroll deductions, fund transfers, or the reinvestment of dividends. Dividends earned on Conoco Class B common stock are distributed pro rata to the investment options in participants' accounts based upon their current investment elections.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)



NOTE 6 - INCOME TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated May 14, 1999 that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator and the Plan's tax counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.


NOTE 7 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

                                                         December 31,
                                                     2000          1999
                                                   -------         ----
  Net assets available for benefits
     Per the financial statements                  $18,668       $18,952
  Less:
   Assets allocated to withdrawing participants          -          (186)
   Contributions receivable                           (186)            -
                                                   -------       -------

  Net assets available for benefits
     Per the Form 5500                             $18,482       $18,766
                                                   =======       =======

     The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                               Year Ended
                                               December 31,
                                                  2000
                                               ------------
  Benefits paid to participants per
     The financial statements                     $   780
  Add:  Amounts allocated to withdrawing
     Participants at December 31, 2000                  -
  Less: Amounts allocated to withdrawing
     Participants at December 31, 1999               (186)
                                                 ---------

  Benefits paid to participants
     Per the Form 5500                           $    594
                                                 =========


     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31 but not yet paid as of that date.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                  NOTES TO FINANCIAL STATEMENTS - (Continued)

                            (Dollars in Thousands)



     The following is a reconciliation of contributions received from employer and participants per the financial statements to the Form 5500.

                                                     Year Ended December 31,
                                                              2000
                                                     ------------------------

                                                     Employer    Participants
                                                     --------    ------------

   Contributions per financial statements            $    787    $      1,073

   Less: December 2000 participant contributions
     Withheld and matching employer contribution
       Paid January 2001                                  (60)           (126)
                                                     --------    ------------

   Contributions received per the Form 5500          $    727    $        947
                                                     ========    ============




NOTE 8 - RELATED PARTY TRANSACTION

     Certain Plan investments are shares of mutual funds managed by the Trustee. Therefore, transactions in these investments qualify as party-in-interest transactions that are exempt from the prohibited transaction rules.

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                             FORM 5500 SCHEDULE H

            ITEM 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2000



                             (Dollars in Thousands)

                                                                                                                  Current
                             Description                                                                           Value
                             -----------                                                                           -----
  Allstate Life Insurance Co. - 8.50%, 12/01/01(GIC)                                                                  $   56
  Aetna Life Insurance Co. - 6.42%, No Maturity Date (SYN)                                                               496
  Bankers Trust Co. - 6.28%, 08/31/02 (SYN)                                                                              313
  CDC Inv. Mgmt. Corp. - 7.08%, 10/01/02 (SYN)                                                                           468
  CDC Inv. Mgmt. Corp. - 5.96%, 09/01/04 (SYN)                                                                           350
  CDC Inv. Mgmt. Corp. - 6.88%, 12/01/06 (SYN)                                                                           163
  Citibank - 7.47%, 08/01/01 (SYN)                                                                                        22
  Deutsche Bank - 8.20%, No Maturity Date (SYN)                                                                          381
  Deutsche Bank - 7.31%, No Maturity Date (SYN)                                                                          483
  Deutsche Bank - 6.70%, No Maturity Date (SYN)                                                                          460
  J.P. Morgan - 7.03%, No Maturity Date (SYN)                                                                            497
  John Hancock - 8.31%, 12/03/01 (GIC)                                                                                    37
  John Hancock - 6.01%, 05/01/06 (SAGIC)                                                                                 198
  Metropolitan Life - 6.40%, No Maturity Date (SAGIC)                                                                    573
  Morgan Guaranty Trust Co. - 6.15%, No Maturity Date (SYN)                                                              446
  Morgan Guaranty Trust Co. - 6.25%, 04/01/02 (SYN)                                                                      491
  People's Security Life Ins. Co - 6.73%, No maturity Date (SYN)                                                         419
  Principal Mut. Life Ins. Co. - 5.83%, 11/01/04 (SAGIC)                                                                 390
  Trans America - 7.10%, 12/31/06 (SAGIC)                                                                                320
  Union Bank of Switzerland - 6.87%, No Maturity Date (SYN)                                                              579
  Net Wrapper Value                                                                                                       44
                                                                                                                      ------

      Total GIC, SAGIC, SYN                                                                                            7,186

*  DuPont Common Stock Fund                                                                                            6,305
*  Conoco Common Stock Fund                                                                                              248
*  Aggressive Asset Allocation Portfolio                                                                                   4
*  Moderate Asset Allocation Portfolio                                                                                     3
   Barclays 3-way                                                                                                         99
*  Merrill Lynch Small Cap Index                                                                                           1
*  Merrill Lynch Equity Index Trust                                                                                      249
*  Merrill Lynch International Index                                                                                       5
   Fidelity Low Priced Stock                                                                                               4
   Templeton Growth Fund                                                                                                  14
   AIM Value Fund                                                                                                        104
   Fidelity Growth & Income Fund                                                                                          81
*  Merrill Lynch Growth Fund                                                                                              14
   AIM Equity Constellation Fund                                                                                          82
   Templeton Foreign Fund                                                                                                  7
   Fidelity Magellan Fund                                                                                                793
   Fidelity Fund                                                                                                          86

                         THRIFT PLAN FOR EMPLOYEES OF
                        SENTINEL TRANSPORTATION COMPANY

                             FORM 5500 SCHEDULE H

            ITEM 4i-SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                               DECEMBER 31, 2000

                                  (Continued)

                            (Dollars in Thousands)

   Fidelity Equity Income Fund                                             22
   Franklin Cust Fund                                                      26
   Franklin Balance Sheet                                                   5
   MFS Research Fund                                                       19
*  Merrill Lynch Capital Fund                                              67
*  Merrill Lynch Basic Value Fund                                          51
*  Merrill Lynch HW INTL Value Fund CL I                                    3
*  Mercury Global Hldngs FD CL I                                           51
   Franklin Small Cap Growth Fund                                         183
   Janus Enterprise Fund                                                  606
   Janus Mercury Fund                                                     489
   MFS Total Return Fund                                                    7
   Loan Fund                                                            1,281
   Pending Settlement Fund                                                  5
   Cash                                                                   376
   Accrued Income                                                           6
                                                                      -------

   Total Investment Portfolio                                         $18,482
                                                                      =======

*     Party in interest to the Plan.

GIC:      Guaranteed Investment Contract
SAGIC:    Separate Account GIC
SYN:      Synthetic Guaranteed Investment GIC